KAYCEE GROUP, INC.
Statement of Income
For the Year Ended
12/31/2020

Revenues

Services $158,823.30

Total Revenue

                                                $158,823.30

Operating Expenses

Bank Fees

                        $314.50

Car Lease

                        $7,781.60

Contractors

                        $27,550.00

Depreciation

                        $1,741.00

Food

                        $3,990.00

Insurance

                        $135.60

Maintenance

                        $694.30

Office Supplies/Activities

                        $6,582.00

Rent

                        $31,930.08

Payroll Fees

                        $457.92

Telephone

                        $2,777.50

Utilities

                        $6,497.09

Total Operating Expenses

                                                $90,451.59

NET INCOME

                                                $68,371.71

X _Debra Webster_

Debra Webster,
Tax Accountant   June 30, 2022

KAYCEE GROUP, INC.

BALANCE SHEET

12/31/2020

ASSETS

CURRENT ASSETS

Cash:	$61,716.94
Accounts Receivable:	$0.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$61,716.94**

FIXED ASSETS

Long-Term Investments:	$15,000.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$6,100.00
Accumulated Machinery and Equipment Depreciation:	($3,050.00)
Furniture and Fixtures:	$3,650.00
Accumulated Furniture and Fixtures Depreciation:	($1,303.00)
Other Fixed Assets:	$0.00
NET FIXED ASSETS:	**$20,397.00**

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS: **$82,113.94**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$10,419.26
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$9,727.05
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$20,146.31**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	$-6404.08
Net Income:	$68,371.71
TOTAL EQUITY:	**$61,967.63**

TOTAL LIABILITIES & EQUITY: **$82,113.94**

X _Debra Webster_

Debra Webster,
Tax Accountant   June 30, 2022

KAYCEE GROUP
Statement of Cash Flows
For the Year Ended 12/31/2020

Cash Flow from Operating Activities

Net Income	68,372
Depreciation/Amortization	1,741
Decrease in Notes Payable	(7,781)
Increase in Accounts Payable	2,102
Cash Provided by/Used in Operating Activities	**64,434**

Cash Flow from Investing Activities

Cash Provided by/Used in Investing Activities	**0**

Cash Flow from Financing Activities

Investment by Owner	-6,131
Cash Provided by Financing Activities	**-6,131**

Net Increase in Cash	**58,303**
Beginning Cash Balance	3,414
Cash at 12/31/2020	**61,717**